1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                              No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing Company Limited
July 10, 2008
     This is to report the changes or status of 1) sales volume, 2) funds lent to other parties,
     3) endorsements and guarantees, and 4) financial derivative transactions for the period of June 2008.
1) Sales volume (in NT$ thousand)

Period	Items	2008	2007
June	Net sales	28,510,161	25,245,739
Jan.-June	Net sales	170,824,246	136,198,520
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	June	Bal. as of period end
TSMC	101,858,739	—	—
TSMC’s subsidiaries	29,988,781	—	—
3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	June	Bal. as of period end
TSMC	127,323,424	—	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—
4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	2,342,915	29,505,456	—	—
	Mark to Market Profit/Loss	(112,709)	20,385	—	—
Expired Contracts	Notional Amount	10,225,741	194,812,537	—	—
	Realized Profit/Loss	(61,826)	1,686,239	—	—
     TSMC’s subsidiaries
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	894,283	—	—	—
	Mark to Market Profit/Loss	(2,610)	—	—	—
Expired Contracts	Notional Amount	2,317,787	—	—	—
	Realized Profit/Loss	(1,618)	—	—	—

TSMC June 2008 Sales Report
     Hsinchu, Taiwan, R.O.C. — July 10, 2008 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for June 2008: on an unconsolidated basis, sales were NT$28,510 million, a decrease of 1.7 percent from May 2008 and an increase of 12.9 percent over June 2007. Revenues for January through June 2008 totaled NT$170,824 million, an increase of 25.4 percent compared to the same period in 2007.
     On a consolidated basis, net sales for June 2008 were NT$29,473 million, a decrease of 1.1 percent from May 2008 and an increase of 12.9 percent over June 2007. Revenues for January through June 2008 totaled NT$175,617 million, an increase of 25.6 percent compared to the same period in 2007.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2008*	2007	Increase (Decrease)%
June	28,510	25,246	12.9
January through June	170,824	136,199	25.4

*	Year 2008 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2008*	2007	Increase (Decrease)%
June	29,473	26,112	12.9
January through June	175,617	139,815	25.6

*	Year 2008 figures have not been audited.

TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director, PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 Fax: 886-3-567-0121 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager, TSMC Tel: 886-3-505-5038 Mobile: 886-911-258751 Fax: 886-3-567-0121 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Senior Administrator, TSMC Tel: 886-3-505-6216 Mobile: 886-926-026632 Fax: 886-3-567-0121 E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 10, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer